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                                  Exhibit 8



                     ISSUE, TRANSFER, AND REDEMPTION MEMO
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                         PARAGON LIFE INSURANCE COMPANY


                       DESCRIPTION OF ISSUANCE, TRANSFER
                         AND REDEMPTION PROCEDURES FOR
               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
                     Pursuant to Rule 6e-3(T) (b) (12) (ii)


                                      and


                       METHOD OF COMPUTING ADJUSTMENTS IN
                         PAYMENTS AND CASH VALUES UPON
                      CONVERSION TO FIXED BENEFIT POLICIES



     This document set forth the administrative procedures that will be followed by Paragon Life Insurance Company (the "Company") in connection with the issuance of Flexible Premium Variable Life Insurance Policies for use in the employer-sponsored marketing, the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policies. In circumstances where a Group Contract is issued, Individual Policies or Certificates setting forth or summarizing the rights and privileges of the Owners and/or Insureds, will be issued under the Group Contract. Individual policies can also be issued in connection with employer-sponsored insurance programs in circumstances where a Group Contract is not issued. The terms of the Certificate and the Individual Policy, whether or not the Individual Policy is issued under a Group Contract, are substantially the same and are collectively referred to as "Policy" or "Policies". The document also explains the method that the Company will follow in making a cash adjustment when a Policy is exchanged for a fixed benefit insurance policy.

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I.   PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES


     A.   Premium Payments and Underwriting

          Premiums for the Policies will not be the same for all owners of Policies ("Owners"). Payment of or payroll deduction authorization for the initial premium, together with a completed application, must be received by the Company before a Policy will be issued. The Company requires that the initial premium for a Policy be at least equal to one-twelfth of the planned annual premium. Minimum first year planned annual premiums will be established.

          Following the initial premium, subject to the limitations described below, premiums may be paid in any amount and at any interval. For the first Policy year, the amount of the planned premiums can be no less than the minimum annual premium. The Company establish a billed or planned premium for each Policy. Although not required, the typical payment of planned premiums is through payroll deduction by the sponsoring employer while the Owner is employed. While the employee is a part of the sponsoring employer relationship this is typically a monthly premium or annual premium divided by thirteen. Failure to pay planned premiums, however, will not itself cause the Policy to lapse.

          Once the employee is no longer eligible for group coverage (the group arrangement is terminated or the employee's relationship with the sponsoring employer ceases) the Policy will automatically continue on an individual basis. Each Certificate is amended to make it an Individual Policy. The planned premium billed quarterly, semiannually, or annually at the Owner's option. Premium payments need not be made on this scheduled basis, however. The Company also makes available an option for payment of premium through periodic (generally monthly) authorized electronic funds transfer. This procedure is only for Company billing.

          An Owner may make unscheduled premium payments at any time in any amount, or skip planned premium payments, subject to the following limitations. Every premium payment must be at least $20. In no event may the total of all premiums paid in any Policy year exceed the

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current maximum premium limitations for that year established by Federal tax laws. The maximum premium limit for a Policy year is the largest amount of premium that can be paid in that Policy year such that the sum of the premiums paid under the Policy will not at any time exceed the guideline premium limitations referred to in section 7702 (c) of the Internal Revenue Code of 1986, as amended, or any successor provision. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law. The Company may require additional evidence of insurability if any premium payment would cause an increase in the Policy's death benefit exceeding the premium received.

          Net premiums will be priced based upon the share price as of the close of the day the premiums are received. The Company has two main methods of premium receipt for premiums received via payroll deduction method. The first is through a sponsoring employer for a lump-sum check attached to a list billing for each policyowner with the employer or via an automated medium to verify the amount. The Company does not reconcile receipts to billed amounts. The Company does verify that the amount received matches the supporting data indicating the amount paid per individual. For receipts received through a sponsoring employer, allocations among multiple policies for one employee Owner are made for the employee Owner based upon the following procedure. Premiums are applied as billed for the spouse Policy (where employee is Owner but not the insured), and the balance of the amount received is allocated to the employee's Policy. The second method of premium receipt is if the employee is no longer a part of the sponsoring employer or pays unscheduled premiums, in which case, the premiums are received by cash, check, or automatic electronic funds transfer.

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          A Policy will remain in force so long as the cash surrender value is sufficient to pay the monthly deduction. Thus, the amount of a premium, if any, that must be paid to keep the Policy in force depends upon the cash value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based on assumption that each insured incurs an insurance rate commensurate with his mortality risk which is actuarially determined based on such factors as attained age and rate class. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.

          Current cost of insurance rates will be determined by the Company based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed not to exceed rates based upon 125% of the Commissioners' 1980 Standard Ordinary Mortality Table C.

          The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair discrimination among insureds but recognize that premiums may be based upon factors such as age, sex, health, and occupation.

         Policies that are deemed to be "individual contracts" under the Omnibus Budget Reconciliation Act of 1990, will be subject to a 1 % charge deducted from premiums received to reimburse the Company for its additional federal income tax costs resulting from its receipt of such premiums. Such charge will be treated as a sales charge for purposes of determining compliance with the limitations on sales loads imposed by the Investment Company Act of 1940 and regulations thereunder.

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     B.        Application and Initial Premium Processing

          Upon receipt of a completed application, the Company will follow certain insurance underwriting (e.g., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as consulting the Medical Information Bureau and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed.

          The underwriting will be based upon the particular application received. The first time an employee is given the opportunity to purchase a Policy, the applicant may qualify for guaranteed issue if he/she is actively at work and has not missed 10 consecutive days or a total of 30 days of work within the past year. No medical or paramedical examination is required. However, a blood test may be required especially for Policies with large face amounts available per Policy and for the addition of certain insurance benefits by rider. The maximum face amount that an employee can generally apply for under the guaranteed issue procedure is three times the employee's salary up to a ceiling that is based on the number of eligible employees under a group arrangement. Guaranteed issue may also be available for programs with high maximum face amounts dependent upon number of eligible lives or whether existing coverage is being cancelled.

          Where the face amount exceeds the guaranteed issue limits, where the Policy has been offered previously to the employee, where the guaranteed issue requirements set forth in the application are not met, or for programs in which guaranteed issue is not offered, the employee must submit to a simplified underwriting procedure which requires the employee to respond satisfactorily to certain health questions in the application. Similarly, such questions must be answered or blood testing may be required if, in connection with the issuance of any children's rider or acceleration of death benefits riders, if the employee is not eligible for guaranteed issue underwriting, or, even when the employee is eligible, if the child does not satisfy the guaranteed

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issue requirements set forth in the application. However, regardless of which underwriting procedure is used, acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason.

          If a Policy is to be issued to a spouse of an employee who is eligible to purchase a Policy under a group arrangement, the appropriate application must be supplied. The spouse will be subject to the simplified underwriting procedure described above. Guaranteed issue is not available.

No substandard or extra rating will apply. There in no distinction is rates based on the underwriting method once a risk is determined acceptable.

          Insurance coverage under a Policy will begin on the issue date, which is the date as of which the Policy is delivered and the initial premium has been received prior to the insured's death and prior to any change in health as shown in the application. The issue date is used to determine Policy anniversaries, Policy years, and Policy months. However, for those who qualify for the guaranteed issue category, interim insurance for the amount applied for, not to exceed the guaranteed issue amount, will be produced from the date the application and payroll deduction authorization is signed until the issue date. The interim insurance may cease under other conditions that may occur earlier:
1) the date a policy other than applied for is offered; 2) the date the Company notifies the applicant that the application for a proposed insured is declined;
3) 60 days from the date of application; or 4) termination of employment with the sponsoring employer. These conditions are indicated on the application.

          The Company will allocate the net premiums according to the allocation indicated on the application for insurance. The allocation of net premiums may be changed for future premium receipts by the Owner's written request. Pricing of the initial premiums will be as of the latter of the day received or the date of issue of the Policy.

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The minimum face amount at issue is currently $25,000. For those programs with large maximum Face Amounts, i.e. Executive Program Policies, the minimum is generally $100,000. For Executive Program Policies, the maximum is generally in excess of $500,000.

     C.   Reinstatement Procedures

          The Policy may be reinstated within five years after lapse and before the maturity date unless the Policy has been surrendered. A Policy will be reinstated upon receipt by the Company of a written application for reinstatement, production of evidence of insurability satisfactory to the Company (including evidence of insurability of any person covered by a rider to reinstate the rider) and payment of sufficient premium to cover the monthly deductions due at the time of lapse, and two times the monthly deduction due at the time of reinstatement. Any indebtedness must also be paid or reinstated.

          The amount of cash value on the date of reinstatement will be equal to the amount of any loan reinstated, increased by the net premiums paid at reinstatement, and any loans paid at the time of reinstatement. The effective date of reinstatement will be the date of approval by the Company of the application for reinstatement. There will be a full monthly deduction for the Policy month that includes that date.

II.  REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

          Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

     A.   Surrenders and Partial Withdrawals

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          At any time during the lifetime of the insured and while a Policy is in effect, the Owner may surrender, or make a partial withdrawal under, the Policy by sending a written request to the Company. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at the Company's home office. Amounts payable upon surrender or a partial withdrawal will ordinarily be paid within seven days of receipt of the written request.

          If the Policy is being surrendered, the Policy itself must be returned to the Company along with the request. If the Policy cannot be returned, a lost policy affidavit is required. Upon surrender, the Company will pay the cash surrender value (the cash value less any indebtedness). Surrender proceeds will be paid in a single sum. Coverage under a Policy will terminate as of the date of surrender.

          After the first Policy year, an Owner may make up to one partial withdrawal each Policy month from the Separate Account. The total amount of a partial withdrawal request must be at least $500 or the Policy's cash value if smaller. The minimum amount that can be withdrawn from any one division is $50, or the cash value in the division, if smaller. The maximum amount that may be withdrawn from a division is the Policy's cash value in that division. The total that may be obtained by partial withdrawal including the partial withdrawal transaction charge is the Loan Value. A transaction charge equal to the lesser of $25 or two percent of the amount withdrawn applies to each partial withdrawal.

          The Owner may allocate the amount withdrawn, subject to the above conditions, among the divisions of the Separate Account. If no allocation is specified, then the partial withdrawal will be allocated among the divisions of the Separate Account in the same proportion that the Policy's cash value in each division bears to the total cash value of the Policy, less the cash value in the Loan Account, on the date the request for the partial withdrawal is received.

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          The death benefit will be affected by a partial withdrawal. If Option
A is in effect and the death benefit equals the face amount, then a partial withdrawal will decrease the face amount by an amount equal to the partial withdrawal resulting from the change in face amount. If the death benefit is based on a percentage of the cash value, then a partial withdrawal will decrease the face amount by the amount by which the partial withdrawal exceeds the difference between the death benefit and the face amount. If Option B is in effect, the face amount will not change.

          The face amount remaining in force after a partial withdrawal may not be less than $25,000 or the applicable minimum issue amount. Any request for a partial withdrawal that would reduce the face amount below this amount will not be implemented. Partial withdrawals will be applied first to reduce the initial face amount and then to each increase in face amount in order, starting with the first increase.

     B.   Change in Face Amount

          An Owner may increase or decrease the face amount of a Policy (without changing the death benefit option) once each Policy year after the first Policy anniversary. A written request is required for a change in the face amount. Any change is subject to the following conditions:

        1. Any decrease will become effective on the monthly anniversary on or next following receipt of the written request.

        2. The minimum decrease allowed is $5,000, and the face amount may not be decreased below $25,000. If, following the decrease in face amount, the Policy would not comply with maximum premium limitations required by Federal tax law, the decrease may be limited or cash value may be returned to the Owner, at his or her election, to the extent necessary to meet these requirements. Any decrease will reduce the face amount in the following order:

                         a. The face amount provided by the most recent increase;

                         b.   The next most recent increases successively; and

                         c.   The initial face amount.

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        3.    For an increase in the face amount, the Company requires that satisfactory evidence of insurability be submitted. If approved, the increase will become effective as of the monthly anniversary following receipt of satisfactory evidence of insurability. In addition, the insureds must have an attained age of not greater than 80 on the effective date of the increase. The increase may generally not be less than $5,000.

        C.    Change in Death Benefit Option


          After the first Policy anniversary, the Owner may request in writing to change the death benefit option. If the request is to change from Option A to Option B, the face amount will be decreased by the amount of the cash value. Evidence of insurability satisfactory to the Company will be required on a change from Option A to Option B. This change cannot be made if it would result in a face amount of less than $5,000. If the request is to change from Option B to Option A, the face amount will be increased by the amount of the cash value. The effective date of a change will be the monthly anniversary on or following the date the request for change is received by the Company. The option may be changed once each Policy year.

        D.    Benefit Claims

          While the Policy remains in force, the Company will pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after receipt in its home office of due proof of death of the insured. Payment of death benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

          The amount of the death benefit is determined at the end of the valuation period during which the insured dies. The amount of the death benefit will never be less than the current face amount of the Policy as long as the Policy remains in force. The proceeds will be reduced by any outstanding indebtedness. The proceeds will be increased by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month. The death benefit may exceed the face amount of the Policy depending on the death benefit option in effect, the cash value of the Policy, and the applicable percentage in effect at the date of death. Under

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Option A, the death benefit is the greater of the face amount or the cash value on the date of death multiplied by the applicable percentage. Under Death Benefit Option B, the death benefit is equal to the face amount plus the cash value on the date of death or, if greater, the applicable percentage (as per Option A) of the cash value on the date of death.

      If the insured is living on the maturity date (the date on which the insured reaches attained age 95), the Company will pay the cash surrender value of the Policy on the maturity date.

      Death benefit proceeds may be paid in a single-sum, or under one of the settlement options described in the Policy. The election may be made by the Owner during the insured's lifetime, or, if no election is in effect at death, by the beneficiary. An option is available only if the proceeds to be applied are $5,000 or more. The settlement options are subject to the restrictions and limitations set forth in the Policy.

      Proceeds may also be payable through riders that may be available under the Policy. These riders include HIV Acceleration of Death Benefits Rider and the Accelerated Death Benefit Settlement Option Rider. These specific riders are described below.

      HIV Acceleration of Death Benefits Rider. Provides for the Owner's election for the Company to make an accelerated payment, prior to the death of the Insured upon receipt of satisfactory evidence that the Insured has tested seropositive for the human immunodeficiency virus ("HIV") after both the Policy and rider are issued. The Company will pay the Policy's death benefit (less any Indebtedness and any term insurance added by riders), calculated on the date that the Company receives satisfactory evidence that the Insured has tested seropositive for HIV, reduced by a $100 administrative processing fee. The Company will pay the accelerated benefit to the Owner in a single payment in full settlement of the Company's obligations under the Policy. The rider may be added to the Policy only after the Insured satisfactorily meets certain

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underwriting requirements which will generally include a negative HIV test result to a blood or other screening test acceptable to the Company.

          Accelerated Death Benefit Settlement Option Rider. Provides for the accelerated payment of a portion of death benefit proceeds in a single sum to the Owner if the Insured is terminally ill or permanently confined to a nursing home. Under the rider, which is available at no additional cost, the Owner may make a voluntary election to completely settle the Policy in return for the Company's accelerated payment of a reduced death benefit. The Owner may make such an election under the rider if the Insured (1) has a life expectancy of 12 months or less or (2) is permanently confined to a qualified nursing home and is expected to remain there until death. Any irrevocable beneficiary and assignees of record must provide written authorization in order for the Owner to receive the accelerated benefit.

          The amount of the death benefit payable under the rider will equal the cash surrender value under the Policy on the date the Company receives satisfactory evidence of either (1) or (2), above, (less any Indebtedness and any term insurance added by other riders) plus the product of the applicable "benefit factor" multiplied by the difference of (a) minus (b), where (a) equals the Policy's death benefit proceeds, and (b) equals the Policy's cash surrender value. The "benefit factor", in the case of terminal illness, is 0.85 and, in the case of permanent nursing home confinement, is 0.70.

     E.   Policy Loans

          After the first Policy anniversary, the Owner may, by written request to the Company, borrow an amount up to the loan value of the Policy, with the Policy servicing as sole security for such loan. The loan value is equal to 85% of the cash value of the Policy on the date the Policy loan is requested, reduced by the amount of any existing loans and interest payable on those loans. The minimum amount that may be borrowed is $100. Any amount due to an owner under a loan ordinarily will be paid within seven days after the Company received a loan request

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at its home office, although payments may be postponed under certain circumstances.

          When a loan is made, cash value equal to the amount of the loan will be transferred to the "Loan Account" (part of the Company's general assets) as security for the loan. Unless the Owner requests a different allocation, amounts will be transferred from the divisions of the Separate Account to the Loan Account in the same proportion that the Policy's cash value in each division bears to the total cash value, less the cash value in the Loan Account. Cash value transferred to the Loan Account will accrue interest daily at an annual rate not less than 5 %. The Loan Account crediting rate will be determined by Company officers as authorized by the Board of Directors. The interest rate charged will be 8%.

          A Policy loan may be repaid in whole or in part at any time prior to the death of the insured and as long as a Policy is in effect. When a loan repayment is made, an amount securing the indebtedness in the Loan Account equal to the loan repayment will be transferred to the divisions of the Separate Account in the same proportion that cash value in the Loan Account bears to the cash value in each Loan division.

Ill. TRANSFERS

          The Separate Account currently has five divisions. Under the Company's current rules, a Policy's cash value, except amounts credited to the Loan Account, may be transferred among the divisions of the Separate Account. Requests for transfers from or among divisions of the Separate Account must be in writing and may be made once each Policy month. Transfers must be in amounts of at least $250 or, if smaller, the Policy's cash value in a division. The Company will effectuate transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received.

          The Company currently intends to continue to permit transfers for the foreseeable

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future. The Policy provides that the Company may at any time modify the transfer privilege, including the minimum amount transferable, and may in the future impose a charge of no more than $25 per transfer request.

IV. REFUNDS

     A.   Right to Examine Policy Period

          An Owner may cancel a Policy within the latest of 20 days after receiving it, 45 days after the application was signed, or 10 days of mailing a notice of the cancellation right. If a Policy is cancelled within this time period, a refund will be paid. The refund will equal all premiums paid under the Policy or any different amount required by state law.

          The Company will apply premiums to the divisions of the separate account as initially requested. Any refund of premiums due to the "free look" provision would be paid from the Separate Account. Any insufficiencies in funds from the Separate Account will be paid from our general assets.

          To cancel the Policy, the Owner must mail or deliver the Policy directly to the Company. A refund of premiums paid by check may be delayed until the check has cleared the Owner's bank.

          A request for an increase in face amount may also be cancelled. The request for cancellation must be made within the latest of 20 days from the date the Owner received the new Policy specifications page from the increase, 45 days after the application for the increase was signed, or 10 days of mailing the right to cancellation notice.

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          Upon cancellation of an increase, the Owner may request that the
Company refund the amount of the additional charges deducted in connection with the increase. This will equal the amount by which the monthly deductions since the increase went into effect exceeded the monthly deductions which would have been made absent the increase.

          If no request is made, the Company will increase the Policy's cash value by the amount of these additional charges. This amount will be allocated among the divisions of the Separate Account in the same manner as it was deducted.

     B.   Suicide

          In the event the insured commits suicide, whether sane or insane, within two years of the issue date (or within the maximum period permitted by the laws of the state in which the policy was delivered, if less than two years), the amount payable will be limited to the return of premiums paid, less any indebtedness or partial withdrawals. In the event of suicide within two years of the effective date of any increase will be limited to the amount of the monthly deductions for the increase.

     C.   Incontestability Clause

          The Policy is incontestable after it has been in force for two years from the issue date during the lifetime of the insured. An increase in the face amount or addition of a rider after the issue date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the insured. Any reinstatement of a Policy is incontestable, except for nonpayment of premiums, only after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement.

     D.   Misstatement of Age.

          If the age of the insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age.

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        V. METHOD OF COMPUTING EXCHANGE ADJUSTMENTS

     Once during the first 24 Policy months following the issue date of the Policy, the Owner may, upon written request, convert a Policy still in force to a life insurance policy that provides for benefits that do not vary with the investment return of the divisions of the Separate Account. No evidence of insurability will be required when this right is exercised. However, the Company will require that the Policy be in force and that the Owner repay any existing indebtedness. At the time of the conversion, the new Policy will have, at the Owner's option, either the same death benefit or the same net amount at risk as the original Policy. The new Policy will also have the same issue date and issue age as the original Policy. The premiums for the new Policy will be based on the company's rates in effect for the same issue age and rate class as the original Policy.

     In addition, once during the first 24 Policy months following the effective date of a requested increase in face amount (i.e., an increase that is not the result of a change in death benefit options), the Owner may, upon written request, convert the amount of the increase in face amount to a life insurance policy which also provides for fixed benefits. Premiums under this new contract will be based on the Company's rates in effect for the same issue age and rate class of the insured as were applied on the effective date of the increase in the face amount. The conditions and principles, described above, which are applicable to a conversion of the entire Policy, will be equally applicable to the conversion of an increase in face amount to a fixed-benefit policy.

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